EXHIBIT 99.1

Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) Purchase of Securities by Director

ST HELIER, Jersey, Aug. 10, 2018 (GLOBE NEWSWIRE) -- Caledonia (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that it received notice today that Leigh Wilson, a director and the Chairman, has purchased a total of 4,000 common shares of no par value each in the Company at an average price per share of USD8.435.  Following this transaction, Mr Wilson holds 52,000 shares in the Company representing approximately 0.49 per cent of the issued share capital of Caledonia.

Further details of the transaction are set out below.  For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

[NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leigh Wilson
2	Reason for the notification
a)	Position/status	Director and Chairman
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD8.45	3,855
		USD8.03	145
d)	Aggregated information - Aggregated volume - Price	4,000 USD8.435 each
e)	Date of the transaction	10 August 2018
f)	Place of the transaction	NYSE American